UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SOFTWARE ACQUISITION GROUP INC. II
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
83407F101
(CUSIP Number)
Fred P. Boy, Esq.
Lehman & Eilen LLP
50 Charles Lindbergh Boulevard
Uniondale, New York 11553
5162220888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 13 , 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83407F101
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Mithaq Capital SPC 00-0000000
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 6,500,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,500,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 30.1
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 83407F101
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Turki Saleh A. AlRajhi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,500,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,500,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 30.1%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 83407F101
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Muhammad Asif Seemab
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,500,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,500,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 30.1%
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
This Amendment No. 5 amends the Schedule 13D filed on February 26, 2021 (the "Original Schedule 13D" and, as amended by Amendment No. 1 to Schedule 13D filed on March 2, 2021, Amendment No. 2 to Schedule 13D filed on March 18, 2021, Amendment No. 3 on March 25, 2021, and Amendment No. 4 filed on March 31, 2021, collectively, the "Schedule 13D"). This statement of beneficial ownership on Schedule 13D relates to the shares of Class A Common Stock (the "Shares") of Software Acquisition Group Inc. II (the "Issuer"), located at 1980 Festival Plaza Drive, Suite 300, Las Vegas, NV 89135. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D. The purpose of this Amendment No. 5 is to amend Item 3, 4 and 5 as reflected below.
Item 3. Source and Amount of Funds or Other Consideration
The aggregate amount expended by Mithaq Capital SPC (including brokerage commissions) to purchase Shares is set forth in Exhibit A hereto and is incorporated herein by reference.
Item 4. Purpose of Transaction
The second paragraph contained in the Original Schedule 13D is hereby replaced with the following:

The Reporting Persons or their representatives have had a brief discussion with the management of the Issuer to introduce themselves and to explain that Mithaq Capital SPC's purchase of shares is for investment. Management discussed the commercial opportunities resulting from a business combination with Otonomo Technologies. The Reporting Persons or their representatives from time to time may have additional conversations with the Issuer's representatives regarding the Issuer's strategy, governance and business and operations.

All other statements in Item 4 remain unchanged.
Item 5. Interest in Securities of the Issuer.
(a)
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference, and reflect transactions through the close of business on April 14, 2021. Turki Saleh A. AlRajhi and Muhammad Asif Seemab are directors of Mithaq Capital SPC and as such may exercise shared voting and dispositive power over the shares owned by Mithaq Capital SPC. All percentages referred to on the cover pages are based on 17,250,000 shares of Class A common stock issued and outstanding and 4,312,500 shares of Class B common stock issued and outstanding as of December 31, 2020 as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2021.
(b)
See Item 5.a. above.
(c)
Information concerning transactions in the Shares effected by the Reporting Persons from February 11, 2021 through April 14, 2021 is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed in Exhibit A were effected in open market brokerage transactions by Mithaq Capital SPC.
(d)
Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, only Mithaq Capital SPC has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported on this Schedule 13D.
(e)
Not applicable.
Item 7. Material to Be Filed as Exhibits
EX-1.1	Spreadsheet of Transactions

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 15, 2021
Mithaq Capital SPC
By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Title: Director
Date:   April 15, 2021
Mithaq Capital SPC
By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab
Title: Director
Date:   April 15, 2021

By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Date:   April 15, 2021

By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab

Exhibit Index

Exhibit No.	Description
EX-1.1	Spreadsheet of Transactions